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                                                                    EXHIBIT 2.4











                     TRANSITION SERVICES - SUPPLY AGREEMENT

                                    BETWEEN

                             RALCORP HOLDINGS, INC.

                                      AND

                           NEW RALCORP HOLDINGS, INC.

                                      FOR

                       "CHEX" AND "COOKIE CRISP" CEREALS







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                               TABLE OF CONTENTS
                     TRANSITION SERVICES - SUPPLY AGREEMENT




PART I SUPPLY AGREEMENT
-----------------------
SECTION 1  DEFINITIONS                                  1
SECTION 2  TERM                                         3
SECTION 3  PERFORMANCE                                  3
SECTION 4  PRODUCTION SYSTEM                            4
SECTION 5  MATERIALS                                    4
SECTION 6  SAMPLING AND TESTING                         4
SECTION 7  STORAGE                                      5
SECTION 8  REJECTION                                    5
SECTION 9  INSPECTION                                   6
SECTION 10  SUPPLY; QUANTITIES                          7
SECTION 11  PAYMENT                                     8
SECTION 12  WARRANTIES AND COVENANTS                    9
SECTION 13  INSURANCE                                  10
SECTION 14  INDEMNIFICATION                            11
SECTION 15  CONFIDENTIAL INFORMATION                   13
SECTION 16  INTELLECTUAL PROPERTY                      14
SECTION 17  BREACH                                     14
SECTION 18  TERMINATION                                15
SECTION 19  RALCORP PRICING                            15
SECTION 20  RIGHTS RESERVED TO RALCORP                 15
SECTION 21  ASSIGNMENT                                 16
SECTION 22  INTERPRETATIONS                            16
SECTION 23  DISCRIMINATION                             16
SECTION 24  ENTIRE AGREEMENT                           16



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                           TABLE OF CONTENTS (CONT.)
                     TRANSITION SERVICES - SUPPLY AGREEMENT

SECTION 25  FORCE MAJEURE                               16
SECTION 26  GOVERNING LAW                               17
SECTION 27  INDEPENDENT CONTRACTOR                      17
SECTION 28  NOTICE                                      17
SECTION 29  REGULATORY NOTICE                           18
SECTION 30  SUCCESSORS AND ASSIGNS                      18
SECTION 31  WAIVER                                      18
SECTION 32  AUTHORIZATION; VALIDITY                     18
PART II TRANSITION SERVICES                             18

SCHEDULE(S)

SCHEDULE - 1                                            22

SCHEDULE - 2                                            26






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                     TRANSITION SERVICES - SUPPLY AGREEMENT

     This Transition Services - Supply Agreement ("Agreement"), dated as of
, 199  , is between RALCORP HOLDINGS, INC., a Missouri corporation
("Ralcorp"), and NEW RALCORP HOLDINGS, INC., a Missouri corporation ("Supplier") on behalf of itself, its subsidiaries and Affiliates.

     WHEREAS, Ralcorp and Supplier possess certain Technical Information for the manufacture of ready-to-eat (RTE) cereals; and,

     WHEREAS, Ralcorp wishes Supplier to produce certain of such products on behalf of Ralcorp and to provide certain other transition services to Ralcorp; and

     WHEREAS, Supplier is willing to produce those products and provide those other transition services specified herein.

     In consideration of the mutual agreements, promises and covenants herein contained, the parties hereby agree as follows:

PART I.

                                SUPPLY AGREEMENT

SECTION 1  DEFINITIONS

   A. "FDCA" shall mean the Federal Food, Drug and Cosmetic Act, including its amendments and regulations.

   B. "Laws" shall mean the FDCA and all applicable state and municipal statutes, rules and regulations substantially similar to the FDCA.

   C. "Nonconforming Products" shall mean Products which do not comply with the FDCA, other Laws or the Specifications referred to below.

   D. "Plant" shall mean, for the production of rice-based cereal packaged using the "CHEX" trademark (i.e. Rice Chex), Supplier's Battle Creek, Michigan cereal plant, up to its


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        capacity as defined in Schedule 1; and for cereal packaged using the
        "COOKIE CRISP" trademark, Supplier's Lancaster, Ohio cereal plant, up to its capacity as defined in Schedule 1; and Supplier's Sparks, Nevada cereal plant, to the extent Supplier deems reasonably necessary to utilize such plant for production of Cookie Crisp cereal in lieu of the Lancaster, Ohio plant.

   E. "Product(s)" shall mean Products Of The Type which have been offered for sale in connection with any form of any CHEX or COOKIE CRISP trademarks.

   F. "Technical Information" shall mean all formulae, information concerning manufacturing processes and know-how, quality control data, test data and all other scientific and/or technical data and information ("data") relating to the development, manufacture, distribution, sale, or use of the Products and all proprietary rights embodied therein and related thereto which is licensed by Ralcorp or its Affiliates to Supplier or its Affiliates, or provided to Supplier by Ralcorp or which may hereafter be developed by Ralcorp and provided to Supplier by Ralcorp, whether provided in oral, written or other form including, but not limited to, any patent or patent application, formulation, software, product and packaging specifications, trade secrets and know-how.

   G. "Specifications" shall mean the formulas and specifications for the Products and their production, processing and packaging, which shall reflect the actual operating conditions and practices of Supplier as of the date of this Agreement and as such may be amended from time to time upon reasonable advance written notice by Ralcorp, and other information relating to quality control, processing, packaging and administrative procedures as the parties shall mutually agree upon prior to Closing (the "Other Information"). The parties shall set forth the terms of the Other Information as an Exhibit hereto (the "Other Information Exhibit"). The Other Information Exhibit shall be made a part hereof, and may be amended from time to time by written agreement of the parties..

   H. The term "Products Of The Type" shall mean the identical products and all products substantially similar in form or in overall appearance to such products, whether or not they are similar in flavor or are used in association with other ingredients (e.g. raisins).

   I. All other capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Reorganization Agreement dated as of the date hereof, by and


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          among Supplier, Ralcorp, Ralston Foods, Inc. ("Foods"), General Mills,
          Inc. ("General Mills"), General Mills Missouri, Inc. ("General Mills Missouri") and the Branded Subsidiary (the "Reorganization
          Agreement").

SECTION 2  TERM

     This Agreement shall commence immediately after the Closing Date (the "Closing Date") of the Agreement and Plan of Merger by and among Ralcorp, General Mills and General Mills Missouri, dated as of August 13, 1996 (as amended on October ___, 1996, the "Merger Agreement").

     This agreement shall expire, with respect to COOKIE CRISP, eighteen months after the Closing Date; provided that Ralcorp may extend this Agreement, with respect to COOKIE CRISP, for a second term not to exceed six (6) months, by notice given not less than sixty (60) days prior to the expiration of such initial term.

     This Agreement shall expire, with respect to RICE CHEX, eighteen months after the Closing Date.

SECTION 3  PERFORMANCE

     A. General Understanding. Supplier agrees to use reasonable efforts to produce the Products in accordance with the provisions of this Agreement.

     B. Performance. Supplier's performance hereunder, including its production, packaging and labeling of Products, and handling and storing ingredients and packaging materials, including stretch wrap, if any, to be used in connection with Products produced on Ralcorp's behalf ("Materials"), shall be in accordance with the terms of this Agreement, including, without limitation, the Specifications. Ralcorp reserves the right at any time to modify, delete or add to the Specifications provided that Ralcorp allows Supplier reasonable time in each instance to implement any changes necessitated by such revisions in the Specifications so that Product(s) will remain in compliance with such Specifications. If any such modification(s) as approved by Supplier result(s) in additional costs to Supplier, Supplier shall be entitled to a cost increase equal to the reasonable additional costs resulting therefrom in accordance with Section 11 hereof. Such costs may include the costs of disposing of Nonconforming Product if Supplier determines, in





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        its reasonable discretion, that it will be unable, exercising reasonable efforts, to consistently meet such revised Specifications, and notifies Ralcorp accordingly. All Exhibits and Schedules attached hereto or referred to herein are incorporated by reference herein and form part of this Agreement.

SECTION 4  PRODUCTION SYSTEM

   Supplier's Equipment. Supplier shall provide all equipment and personnel necessary to produce, package and ship Products in accordance with the terms hereof without any additional costs to Ralcorp beyond those incorporated into the respective Product prices and/or rates as described in Section 11A.

SECTION 5  MATERIALS

   Securing Materials and loss of yield shall be in accordance with Schedule 1 attached hereto.

SECTION 6  SAMPLING AND TESTING

   A. Materials. Supplier shall inspect, sample, analyze and test all Materials received by Supplier to be used to produce or package Products in accordance with the Specifications. Any Materials which do not comply with the requirements of the Specifications shall not be used by Supplier for any reason in connection with the Products, and Supplier shall immediately notify Ralcorp of all such nonconforming Material(s) when such Material(s) were supplied by Ralcorp or purchased on Supplier's behalf by Ralcorp. The parties shall provide Materials in accordance with the terms set forth in Schedule 1.

   B. Products. Supplier shall sample and test the Products in accordance with the Specifications. Supplier shall also segregate for testing by Ralcorp such quantities of packaged Products and Materials as Ralcorp may from time to time reasonably request and Supplier shall, at Ralcorp's expense, ship such packages and Materials to such destinations as specified by Ralcorp.

   C. Protection. Supplier shall exercise reasonable care in handling, storing and protecting the Products and Materials intended for use in the Products.



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SECTION 7  STORAGE

   Supplier shall provide suitable Ralcorp approved storage and warehousing space ("space") in accordance with Schedule 1.

SECTION 8  REJECTION

   A. Supplier shall not knowingly ship any Nonconforming Products to Ralcorp.

   B. Nothing contained in this Agreement shall be deemed to obligate Ralcorp to inspect any products purchased hereunder.

   C. Without limiting any other rights available to Ralcorp with respect to Nonconforming Products which are in violation of any Laws, unless otherwise agreed by the parties, in the event that Supplier produces any Nonconforming Products, Supplier shall promptly replace such Products at no cost to Ralcorp (including any additional freight costs incurred), except to the extent such nonconformance was as the result of Ralcorp's actions, including but not limited to if such nonconformance was attributable to Materials supplied by Ralcorp or purchased on Supplier's behalf by Ralcorp. Replacement of Nonconforming Products by Supplier at no cost to Ralcorp shall be Ralcorp's sole remedy with respect to Nonconforming Products which are not in violation of any Laws.

   D. Nonconforming Products still within Supplier's possession shall be destroyed or disposed of pursuant to instructions provided by Ralcorp. Such disposal shall be at the expense of Supplier, except to the extent such nonconformance was as the result of Ralcorp's actions, including but not limited to if such nonconformance was attributable to Materials supplied by Ralcorp or purchased on Supplier's behalf by Ralcorp. In no event shall Supplier sell, distribute or ship any Nonconforming Products in violation of Ralcorp's instructions. Notwithstanding the above, Supplier may, subject to Ralcorp's consent, donate such Products provided they are removed from the normal retail packaging prior to ultimate distribution.

   E. Supplier shall code the Products in accordance with the Specifications.



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SECTION 9  INSPECTION

   A. Records. Supplier shall maintain, at the Plant, true, accurate and complete records in respect of Products production, packaging, storage, sampling, testing and shipment hereunder ("Records") in accordance with Supplier's Record Retention Policy, a copy of which will be provided to Ralcorp. Upon written notice to Supplier from Ralcorp, Supplier shall permit Ralcorp to (i) inspect the Records at the Plant and at mutually convenient times and locations, and (ii) take inventory of Materials and finished Products produced by Supplier for Ralcorp.

   B. Inventories. Supplier shall provide Ralcorp access to Supplier's reports related to Supplier's inventory of Products and Materials in accordance with the Specifications.

   C. Plant. During the period(s) Supplier is performing any of its services hereunder and upon reasonable advance notice, Ralcorp may inspect, at Ralcorp's cost, areas of the Plant where Materials or Products are handled, processed, sampled, tested, packaged or stored hereunder for the purposes of inspecting the Plant and its facilities, and the Products, Materials and procedures followed by Supplier; provided, however, that Supplier shall have the right to accompany Ralcorp on any such inspections; and provided, further that such inspection(s) shall not relieve Supplier of any of its obligations hereunder. Supplier shall, in good faith, explore the possibility and feasibility of changing its procedure(s) whenever such changes are determined by Ralcorp as necessary or desirable in order to correct and/or improve the Products, the conditions of processing and packaging and the procedures followed hereunder. Supplier has the right to restrict access to any location, material or equipment that is proprietary to Supplier's continued production of other products; provided, however, that such restrictions shall not prevent Ralcorp's representatives from having access to the areas of the Plant where Materials or Products are handled, processed, packaged or stored hereunder, for the purposes of inspecting the Plant and its facilities, and the Products, Materials and procedures followed by Supplier.

   D. Immediate Notice. Supplier shall immediately notify Ralcorp of any sanitation audits, the results of which indicate the presence of any food pathogens in the Plant or possible adulteration of the Products.



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SECTION 10  SUPPLY; QUANTITIES

    A. To ensure that Ralcorp shall have sufficient Products during the first 18 months of the transition following the above referred to Merger (and an additional 6 months with respect to COOKIE CRISP in the event that Ralcorp renews this Agreement in accordance with Section 2), Ralcorp shall have the sole and exclusive right to Supplier's and its subsidiaries' and Affiliates' available capacity and rights to make Products, at all of their plants and facilities, during the term hereof
         (i) up to 8,400 cwt. a month of RICE CHEX and 10,000 cwt. a month for COOKIE CRISP, and (ii) beyond these levels, other than as reasonably necessary to meet Supplier's requirements for CHEX-type ready to eat cereal Products to be sold by Supplier under Private Label Trademarks and Supplier's obligations under its Exclusive Distribution Agreement with Ralston Purina Company, dated April 1, 1994 (the "RP Agreement"), with any demands exceeding Supplier's ability to supply allocated proportionally between Ralcorp and Ralston Purina Company, based upon total quantities ordered after Supplier first meets Ralcorp's monthly requirements for RICE CHEX up to 8,400 cwt. a month and for COOKIE CRISP up to 10,000 cwt. a month and Supplier's requirements for CHEX type ready to eat cereal Products (after Supplier has first met Ralcorp's monthly requirements, up to 8,400 cwt. a month); provided, however, that any production of Products for Supplier or Ralston Purina Company pursuant to such agreement shall not include the use of any of the CHEX or COOKIE CRISP trademarks or any other trademarks or trade dress owned by Ralcorp or its Affiliates except as otherwise agreed in writing by Ralcorp. Further, it is understood and acknowledged that the calculation of available capacity for RICE CHEX production has taken into account Supplier's anticipated capacity requirements for its store brand hexagon shaped biscuit product sold under several names, including Crispy Hexagons, among others, and, in any event, Supplier's obligation to supply Ralcorp hereunder shall not exceed Supplier's capacity as set forth in
         Schedule 1. Ralcorp may order and Supplier shall produce for Ralcorp Products ordered in accordance with firm orders as set out in Schedule
         1. Ralcorp agrees that it will order a minimum of 90,000 cwt. of Cookie Crisp cereal during the term, and a minimum of 2,000 cwt. in any given month during the COOKIE CRISP Commitment Period (as defined in Schedule 1C). Ralcorp agrees that in any month during the term in which Ralcorp orders Rice Chex cereal, Ralcorp will order a minimum of 6,000 cwt. of Rice Chex cereal in such month.

    B. Except for such production of Products (which shall not include the use of the CHEX or COOKIE CRISP trademarks or other trademarks and trade dress of Ralcorp or its Affiliates), if any as may be necessary, as set forth above, for Supplier for CHEX-type ready to eat cereal Products sold under Private Label Trademarks and for Ralston Purina Company under the RP Agreement, during the term Supplier shall produce Products solely and exclusively for Ralcorp.



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SECTION 11  PAYMENT

   A. Product Price. Subject to the provisions of Sections 3B and 11B, Ralcorp shall pay Supplier an amount equal to $37.09 per cwt. of COOKIE CRISP for the period beginning at the commencement of the term of this Agreement and ending on September 30, 1997, $38.28 per cwt. of COOKIE CRISP for the period beginning on October 1, 1997 and ending on September 30, 1998, and $39.50 per cwt. of COOKIE CRISP thereafter, for Supplier's manufacturing variable costs, warehouse variable costs, fixed manufacturing and fixed warehouse costs for COOKIE CRISP produced and packaged in accordance with this Agreement. Ralcorp shall pay Supplier an amount equal to actual costs for all Materials provided by Supplier in connection with COOKIE CRISP produced and packaged in accordance with this Agreement, subject to yield losses set forth in
        Schedule 1E.

        Subject to the provisions of Sections 3B and 11B, Ralcorp shall pay Supplier an amount equal to $38.64 per cwt. of RICE CHEX for the period beginning at the commencement of the term of this Agreement and ending on September 30, 1997 and $39.94 per cwt. of RICE CHEX for the remainder of the term of this Agreement, for Supplier's manufacturing variable costs, warehouse variable costs, fixed manufacturing and fixed warehouse costs (excluding depreciation costs with respect to Building 3 of Supplier's Plant location at Battle Creek, Michigan and the equipment utilized therein) for RICE CHEX produced and packaged in accordance with this Agreement. Ralcorp shall pay Supplier an amount equal to actual costs for all Materials provided by Supplier in connection with RICE CHEX produced and packaged in accordance with this Agreement, subject to yield losses set forth in Schedule 1E.

        In addition, Ralcorp shall pay Supplier an amount (the "Commitment Amount") equal to $85,500 for each month in the RICE CHEX Commitment Period, as such term is defined in Schedule 1C. The Commitment Amount for any month in the RICE CHEX Commitment Period shall be reduced by an amount which bears the same ratio to $85,500 as the Supplier Weight (as defined below) for such month bears to the Aggregate Weight (as defined below) for such month.

         The term "Supplier Weight" means, for any month in the RICE CHEX Commitment Period, the total weight of all products produced by Supplier in Building 3 of


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         Supplier's Plant location at Battle Creek, Michigan, other than such
         Products produced by Supplier for Ralcorp, alone in accordance with the terms of this Agreement.

         The term "Aggregate Weight" means, for any month in the RICE CHEX Commitment Period, the total weight of all products produced by Supplier in Building 3 of Supplier's Plant location at Battle Creek, Michigan.

      For each month in the Subsequent Period (as defined below) that Supplier utilizes Building 3 of Supplier's Plant location at Battle Creek, Michigan, Supplier shall pay to Ralcorp an amount equal to 50 percent of the quotient of (x) the sum of the Commitment Amounts for each Non-use Month (as defined below), divided by (y) the aggregate number of Non-use Months.

         The term "Subsequent Period" means the period of consecutive months equal in number to the aggregate number of Non-use Months, commencing upon the termination of the RICE CHEX Commitment Period.

         The term "Non-use Month" means any month in the RICE CHEX Commitment Period during which Building 3 of Supplier's Plant location at Battle Creek, Michigan is not utilized for the production of RICE CHEX for Ralcorp in accordance with this Agreement.

      Product will be shipped F.O.B. Plant. Supplier will invoice Ralcorp monthly for all production. Payment terms will be net 11 days.

      Yield losses will be addressed as identified in Schedule 1E.

   B. Cost Savings. The parties agree to cooperate throughout the term of this Agreement to identify methods of reducing the cost of the Products and shall meet periodically to discuss cost savings plans.

SECTION 12  WARRANTIES AND COVENANTS

   A. Supplier represents, warrants  and covenants that:



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      1.   Except to the extent arising out of the actions of Ralcorp or from Materials provided by Ralcorp or purchased on Supplier's behalf by Ralcorp, Supplier's performance hereunder shall be in accordance with all the terms of this Agreement, including the Specifications, and be free of defects in workmanship and materials, except for defects arising from conformity with the applicable Specifications to the extent such Specifications were modified per Ralcorp's request;

      2. Supplier shall not cause any of the Products processed, packaged, stored, labeled and shipped hereunder to be adulterated or misbranded, within the meaning of Laws, or to be products which may not, under any of the provisions thereof, be introduced into interstate commerce, and the Products shall comply with all Laws;

      3. Supplier's performance hereunder, including, without limitation, the maintenance of the Plant, shall at all times be in compliance with all Laws.

   B. Ralcorp's sampling Products and/or approving it for shipment shall neither relieve Supplier of its warranties hereunder nor be construed as a waiver of any of Supplier's obligations hereunder.

   C. Ralcorp represents and warrants that compliance with the Specifications of this Agreement, to the extent modified per Ralcorp's request, shall not cause any of the Products processed, packed and labeled hereunder to be adulterated or misbranded, within the meaning of the FDCA, or to be products which may not, under any of the provisions thereof, be introduced into interstate commerce.

SECTION 13  INSURANCE

   On or before execution of this Agreement, Supplier shall obtain:

   A. Product liability insurance on an occurrence basis with issuers acceptable to Ralcorp. The product liability insurance to be maintained shall provide coverage of Two Million Dollars ($2,000,000) per occurrence, with a Five Million Dollars ($5,000,000) annual aggregate;



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   B.   Public liability insurance, including contractual liability with limits of not less than Two Million Dollars ($2,000,000);

   C. Worker's compensation insurance in accordance with the Laws where the Plant is located on all employees engaged in any way in the work pursuant to this Agreement; and

   D.   Broad form vendor's liability coverage.

   Each such policy shall provide that it may not expire or be canceled except upon thirty (30) days' prior written notice to Ralcorp. Upon the execution of this Agreement, and upon every insurance renewal during the term of this Agreement, Supplier shall deliver to Ralcorp (i) a certificate of insurance evidencing such insurance, (ii) if requested by Ralcorp, a true and complete copy of the policy as then in effect, and (iii) proof of payment of premiums. Notwithstanding the foregoing Ralcorp shall not be under a duty to examine such policy.

   Ralcorp does not in any way represent that the insurance coverage specified herein is sufficient or adequate to protect Supplier's interests or potential liabilities.

SECTION 14  INDEMNIFICATION

   A. Supplier hereby indemnifies Ralcorp and forever holds Ralcorp (including its parent, subsidiary and Affiliated corporations, and their respective directors, officers, employees and agents) and its customers harmless from and against all claims, suits, actions, proceedings, damages, losses or liabilities, costs or expenses (including reasonable attorneys' fees, expenses and amounts paid in settlement) (but excluding consequential damages (which shall include but not be limited to lost profits))("Claims") incurred by Ralcorp arising out of, based upon, or in connection with any (i) material breach of any of Supplier's warranties, representations or agreements under this Agreement, (ii) injuries or damages to third parties arising from or in any way related to the use or consumption of any Products produced by Supplier for Ralcorp pursuant to this Agreement, to the extent arising out of the condition of such Product(s) as of the date of shipment to Ralcorp (except to the extent attributable to Materials supplied by Ralcorp or purchased on Supplier's behalf by Ralcorp),
        (iii) actual or alleged injury to person or property or death occurring to any of Supplier's employees, agents or any individual on Supplier's premises, (iv) fines and penalties for statutory violations of Laws attributable to Supplier


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        in connection with Supplier's manufacture of Products pursuant to this
        Agreement, (v) claim or action by any person alleging that use of any know-how, machinery, equipment or process employed by Supplier in connection with the manufacture of the Products produced by Supplier for Ralcorp pursuant to this Agreement infringes upon any rights of any third party or violates other rights, and (vi) all reasonable costs of any recall of Products produced pursuant to the terms hereof as to which Supplier has consented, such consent not to be unreasonably withheld.
        In the event of any Claims made against Ralcorp, Ralcorp shall notify Supplier of such claim promptly upon a representative of Ralcorp obtaining knowledge of such Claim, provided that failure to give such notice shall not relieve Supplier from its indemnity hereunder, except to the extent Supplier is prejudiced thereby. Thereafter, Supplier, at its sole cost and expense, may assume the defense of any claim for which it is required to indemnify Ralcorp pursuant to this Section 14A, using counsel of its own choice. Notwithstanding anything in this Section 14 to the contrary, Supplier shall not, without Ralcorp's prior written consent, which consent shall not be unreasonably withheld, settle or compromise any Claim or consent to entry of any judgment with respect to any Claim for anything other than money damages paid by Supplier which would have a material adverse effect on Ralcorp. Supplier may, without Ralcorp's prior written consent, settle or compromise any Claim or consent to entry of any judgment with respect to any Claim which requires solely money damages paid by Supplier and which includes as an unconditional term thereof the release of Ralcorp and its Affiliates by the plaintiff from all liability in respect of such Claim. Ralcorp shall make available to Supplier all records and other materials reasonably required for use in contesting any Claim and shall cooperate fully with Supplier in the conduct and defense of any Claim.

   B. Ralcorp hereby indemnifies Supplier and forever holds Supplier (including its parent, subsidiary and Affiliated corporations, and their respective directors, officers, employees and agents) and its customers harmless from and against all Claims incurred by Supplier arising out of, based upon, or in connection with any (i) material breach of any of Ralcorp's warranties, representations or agreements under this Agreement, (ii) injuries or damages to third parties arising from or in any way related to the use of or consumption of any Products produced by Supplier for Ralcorp to the extent such injuries or damages are attributable to Materials or premiums supplied by Ralcorp or purchased on Supplier's behalf by Ralcorp, or from conditions which arise after Products were made available for shipment to Ralcorp; (iii) fines, penalties or any other actions or claims arising out of


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        alleged violations of any laws or regulations, including Laws, as a result of any Product claims made by Ralcorp (e.g. health claims) or other copy, graphics, coupons and promotional offers used in connection with such Products on packaging or in advertising (except when such violation arises from Supplier's breach of this Agreement); (iv) claim or action by any person alleging that use of any know-how, machinery, equipment or process employed by Supplier at Ralcorp's behest after the Closing in connection with the manufacture of Products for Ralcorp infringes upon any rights of any third party.

   C. The provisions of this Section 14 shall survive the termination of this Agreement.

SECTION 15  CONFIDENTIAL INFORMATION

   A. Except as expressly provided in the Technology Agreement, Supplier shall not use the Specifications, Technical Information owned by or licensed to Ralcorp and all other confidential information of Ralcorp for any reason other than the production of Products in accordance with the terms of this Agreement and shall not disclose this information to any third party and shall keep confidential all such information. The terms of this provision shall survive the expiration or termination of this Agreement.

   B. Except as expressly provided in the Technology Agreement, Ralcorp shall not use any confidential information of Supplier that Ralcorp is not otherwise specifically entitled to use pursuant to the terms of the Technology Agreement, including but not limited to information pertaining to the operation of Plants, and production of other products at such facilities, and Ralcorp shall not disclose this information to any third party and shall keep confidential all such information. The terms of this provision shall survive the expiration or termination of this Agreement.

   C. The obligations of nondisclosure, contained in Paragraphs 15A and B above, shall not apply in the event that any of such information:

        (a) was known to the public or generally available to the public prior to the date it was received from the disclosing party:

      (b) became known to the public or generally available to the public subsequent to the date it was received from the disclosing party without any fault of the receiving party; or

      (c) is, subsequent to the date of this Agreement, disclosed to the receiving party from a third party who is under no obligation of confidentiality regarding the same.

SECTION 16  INTELLECTUAL PROPERTY

   Nothing in this Agreement shall be construed to grant to Supplier any right to or interest in (i) any trademark, trade name, trade dress, copyright and patent right or (ii) except as may be provided in the Technology Agreement, any other rights, including any rights to any Technical Information and Know How which is owned by or licensed to Ralcorp or its Affiliates ("Intellectual Property").

SECTION 17  BREACH

   The following actions shall each constitute a breach of this Agreement.

   A. The institution by Supplier or Ralcorp of a voluntary case under any chapter of the Bankruptcy Code (Title 11, United States Code), or any equivalent or similar action under any other federal or state law in effect at such time relating to bankruptcy or insolvency, or if a petition is filed against Supplier or Ralcorp under the Bankruptcy Code, or if a petition is filed seeking any such equivalent or similar relief against Supplier or Ralcorp under any other federal or state law in effect at the time relating to bankruptcy;

   B. If Supplier or Ralcorp makes a general assignment for the benefit of creditors;

   C. If Supplier or Ralcorp admits in writing an inability to pay its debts generally as they become due;

   D. If Supplier or Ralcorp has appointed (voluntarily or involuntarily) a trustee, receiver, custodian or agent under applicable law or under contract, whose appointment or authority to take charge of property of Supplier or Ralcorp for the purpose of general administration of such property for the benefit of Supplier's or Ralcorp's creditors, respectively; or

   E. If Supplier or Ralcorp commits a material breach of any of the material terms or provisions of this Agreement and such breach is not cured within thirty (30) days after written notice to the breaching party advising of such breach.

SECTION 18  TERMINATION

   A. In the event this Agreement expires or is terminated, Supplier shall promptly provide Ralcorp with all Products and other Materials owned or provided by Ralcorp which are in Supplier's possession.

   B. In the event of the occurrence of any material breach not cured within thirty (30) days of written notice of such breach, the non-breaching party may terminate this Agreement effective immediately upon written notice to the breaching party.

   C. Upon termination of this Agreement for any reason Supplier shall immediately stop the production of any Products then in process which were to be supplied to Ralcorp and promptly deliver to Ralcorp all Products manufactured hereunder along with all Specifications, Technical Information belonging to Ralcorp, artwork, premiums, and packaging materials purchased by Ralcorp and all other Materials and supplies provided by Ralcorp. Ralcorp shall purchase from Supplier reasonable quantities of any packaging materials and any other Materials purchased by Supplier specifically for use with Products to be produced for Ralcorp.

   D. Upon any change of control of Supplier, Ralcorp may terminate this Agreement effective immediately upon written notice to Supplier.

SECTION 19  RALCORP PRICING

   Ralcorp shall independently determine its prices of the Products to its customers.

SECTION 20  RIGHTS RESERVED TO RALCORP

   Except to the extent otherwise provided herein, Ralcorp reserves to itself the right to alter the flavors, formulas, ingredients, processing conditions, labeling or packaging for the Products, provided that Supplier may reasonably refuse to accept any alteration which adversely affects Supplier's production of other products in the affected Plant(s).

SECTION 21  ASSIGNMENT

   Other than to a wholly owned subsidiary or to a wholly owned subsidiary of its parent company, which shall agree to be bound by all the terms and conditions hereof, neither party shall assign or otherwise transfer in any manner its rights under this Agreement without the other's prior written consent. No assignment of this Agreement will act to relieve the Assignor from any of its duties or obligations hereunder.

SECTION 22  INTERPRETATIONS

   The captions contained in this Agreement are for convenience and reference only and do not define, limit, extend or describe the scope of this Agreement or the intent of any provision thereof. This Agreement shall be deemed to have been drafted by each party hereto.

SECTION 23  DISCRIMINATION

   Supplier shall not discriminate, in violation of the applicable laws, in its employment practices and shall comply with all applicable federal, state and local laws, statutes, ordinances, rules, regulations and orders regarding employee relations.

SECTION 24  ENTIRE AGREEMENT

   This Agreement, including its attached exhibits and schedules specified herein, together with the Trademark Agreement, the Technology Agreement, the Reorganization Agreement and the Merger Agreement supersedes all prior or contemporaneous written or oral agreements and understandings relating to the subject matter hereof. This Agreement shall not be amended, altered, or changed unless in writing signed by the parties hereto.

SECTION 25  FORCE MAJEURE

   In the event that a party hereto shall be delayed, hindered in or prevented from the performance of any act required hereunder by reason of strikes, lock-outs, labor troubles, inability to procure Materials, failure of power, riots, insurrection, war or other reasons of a like nature not the fault of, or under the reasonable control of, the party delayed in performing work or doing acts required hereunder (a "Casualty"), then performance of such act(s) shall be excused for the period of the delay and the period for the performance of any such act shall be extended for a period equal to the period of such delay, provided such delayed party promptly gives written notice to the other party of the occurrence giving rise to the delay and upon cessation of the event causing the delay, promptly resumes performance of its obligations hereunder.

SECTION 26  GOVERNING LAW

   This Agreement shall be governed and construed in accordance with the laws of the State of Missouri, including all matters of construction, validity, enforcement and performance.

SECTION 27  INDEPENDENT CONTRACTOR

   Supplier agrees that its services are provided as an independent contractor and that individuals employed by Supplier shall not be deemed employees of Ralcorp for any reason. Neither party shall have the authority to bind the other party or to assume or create any obligation or responsibility, express or implied, on behalf of the other party or in the other party's name.

SECTION 28  NOTICE

   All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given:


          If to Ralcorp, to:   Ralcorp Holdings, Inc.
                               Number One General Mills Boulevard
                               Minneapolis, MN 55426
                               Attention:  Bruce A. Barquist
                               Facsimile:  (612) 540-4995
                               Telephone:  (612) 540-2374

          If to Supplier, to:  New Ralcorp Holdings, Inc.
                               800 Market Street, Suite 2900
                               St. Louis, Missouri  63101
                               Attention:  Ronald D. Wilkinson

                               Facsimile:  (314) 877-7694
                               Telephone:  (314) 877-7652

                               With additional copies as noted in the
                               Schedule(s).


   or such other address or telex or facsimile number as such party may hereafter specify by written notice to the other party.

SECTION 29  REGULATORY NOTICE

   Each party agrees to notify the other immediately by telephone of any action or inspection by any regulatory agency with respect to the Products covered by this Agreement, or any of the raw materials or ingredients used to manufacture Products covered by his Agreement, and shall confirm such notice promptly in writing. Supplier shall promptly deliver to Ralcorp copies of all reports pertaining to the Plants (to the extent relevant to Products produced by Supplier for Ralcorp pursuant to this Agreement) or Products resulting from an inspection of the Plant made by government organizations.

SECTION 30  SUCCESSORS AND ASSIGNS

   Except as limited by the Assignment provisions hereof, this Agreement, its terms and provisions shall be binding upon and inure to the benefit of the parties hereto and their respective partners, legal representatives, successors and assigns.

SECTION 31  WAIVER

   Either party's failure to enforce any provision of this Agreement or to require performance by the other party shall not be construed as a waiver of such provision nor affect the validity of the Agreement or any part thereof, or either party's right to enforce any provision thereafter.

SECTION 32  AUTHORIZATION; VALIDITY

   The persons executing this Agreement on behalf of the Supplier and Ralcorp each acknowledge that they are duly authorized to execute this Agreement on behalf of and bind Supplier or Ralcorp, as the case may be, to the terms hereof.

PART II.

                           OTHER TRANSITION SERVICES

     1. Services. Subject to the terms of this part of the Agreement, from and after the Effective Date of this Agreement, Supplier shall make such Services available to Ralcorp in accordance with Supplier's normal practice in providing such services as of the Effective Date or as specifically set forth in Schedule 2 hereto (the "Services"). In consideration for the Services, Ralcorp shall pay to Supplier an amount equal to the reasonable costs of Supplier (including, but not limited to labor costs) in providing such Services and each Service provided will be separately invoiced to Ralcorp. Ralcorp shall give Supplier written notice of its intent to terminate any one or more of the Services at least thirty (30) days prior to the termination of the Service. This Agreement shall continue in full force and effect with respect to any Services not terminated by any such notices.

     2. Knowledge Transfer: Data Separation & Transfer. Supplier and Ralcorp shall, through their respective information systems departments, work together to the extent reasonably necessary to facilitate the transfer of knowledge and data to Ralcorp in accordance with the terms of the Reorganization Agreement and the Technology Agreement in order to eliminate the need for or to otherwise discontinue as expeditiously as reasonably possible those Services performed in accordance with this Agreement. To the extent such Services can reasonably be eliminated upon the separation and transfer of data, the parties will work toward executing such transfer immediately following the Closing. Ralcorp shall pay to Supplier an amount equal to such reasonable costs for all hours expended by Supplier personnel and actual charges incurred in separating and converting and/or transferring data and in transferring knowledge associated therewith.

     3. Liability: Indemnification. Supplier shall have no liability to Ralcorp with respect to its furnishing any of the Services hereunder except for its willful misconduct or gross negligence. By agreeing to provide the Services as an accommodation to Ralcorp, Supplier is making no representations or warranties as to the quality, suitability or adequacy of the Services for any purpose or use, except that Supplier will use such care in providing services to Ralcorp as it would use in providing such services for its own use. In providing the Services, Supplier shall not be obligated to (i) hire any additional employees; (ii) maintain the employment of any specific employee;
(iii) purchase, lease or license any additional equipment or software; or (iv) pay any costs related to the transfer or conversion of Ralcorp's data to Ralcorp or any alternate supplier of administrative services. Except for Supplier's gross negligence or willful misconduct, the sole remedy of Ralcorp in the event data owned by it is lost or damaged in any way during processing by Supplier is the refund to it of any charges paid for the processing of the damaged data. Supplier agrees to exercise reasonable diligence to correct errors or deficiencies in the Services. Except for Supplier's gross negligence or willful misconduct, (i) Supplier shall not be liable to any third party in any way for any obligation or commitment or for any act or omission in connection with the provision of Services by Supplier and (ii) Ralcorp shall be solely liable and responsible for any and all claims, liabilities, obligations, losses, costs, expenses, litigation, proceedings, taxes, levies, imposts, duties, deficiencies, assessments, charges, allegations, demands, damages or judgments of any kind or nature whatsoever ("Liabilities") related to, arising from, asserted against or associated with Supplier furnishing or failing to furnish to Ralcorp any of the Services described herein. Upon the termination of any of the Services, Ralcorp shall be obligated to return to Supplier, as soon as reasonably practicable, any equipment or other property of Supplier relating to the Services which is owned or leased by it and is or was in Ralcorp's possession or control and which was or is not part of the assets to be transferred pursuant to the Merger Agreement or the Reorganization Agreement. Effective as of the date of this Agreement, Ralcorp shall indemnify and hold Supplier and its affiliates and their respective directors, shareholders, officers, employees, agents, consultants, representatives, successors, transferees and assigns harmless from and against any and all Liabilities (including, without limitation, reasonable fees and expenses of counsel) of whatever kind and nature related to, arising from, asserted against or associated with Supplier's furnishing or failing to furnish the Services provided for in this Agreement, other than Liabilities arising out of the willful misconduct or gross negligence of Supplier or its affiliates or their respective directors, shareholders, officers, employees, agents, consultants, representatives, successors, transferees or assigns. Nothing herein, however, shall be deemed to affect the right of Ralcorp to seek damages or other rights of redress against Supplier for breach of the provisions of this part of the Agreement.

     4. Claims. Ralcorp's receipt of any Service performed hereunder shall be an unqualified acceptance of, and a waiver by it of any and all claims with respect to such Service unless Ralcorp gives Supplier notice of claim within thirty (30) days after such receipt; no claim by Ralcorp against Supplier of any kind, whether as to service performed or for delayed performance or non-performance, unless such claim is based on gross negligence or willful misconduct, shall be greater in amount than the fee for the Service in respect of which such claim is made; and in no event will Supplier be liable to Ralcorp for any incidental or consequential damages, whether or not caused by or resulting from gross negligence or willful misconduct or breach of obligations hereunder.

     5. Additional Services. If Ralcorp wants Supplier to provide any service other than the Services provided for in the Schedule 2, Ralcorp shall notify Supplier, and within five (5) days following the giving of such notice, Supplier shall provide such service if such service is reasonably necessary for the conduct of the Branded Business (as defined in the Reorganization Agreement) in the ordinary course. Ralcorp shall be invoiced for such services in accordance with billing practices reasonably determined by Supplier. The provision by Supplier of any such additional Services shall be subject to all other provisions of this Agreement, as if those Services had originally been part of the Schedule 2 to this Agreement.

     6. Confidentiality. Any and all information which is not generally known to the public which is exchanged between the parties in connection with this Agreement, whether of a technical or business nature, shall be considered to be confidential. The parties agree that confidential information shall not be disclosed to any third party or parties without the written consent of the other party, except to the extent otherwise addressed by the Technology Agreement, which shall be treated in accordance with the terms of the Technology Agreement.

Each party shall take reasonable measures to protect against nondisclosure of confidential information by its officers and employees. Confidential information shall not include any information (i) which is or becomes part of the public domain, (ii) which is obtained from third parties who are not bound by confidentiality obligations, except to the extent otherwise addressed by the Technology Agreement or (iii) which is required to be disclosed by law, regulation, legal process or the rules of any state or federal regulatory agency or the New York Stock Exchange. The provisions of this section shall survive the termination of this Agreement.

     7. Billing and Payment. Supplier shall bill Ralcorp on a monthly basis for the amounts due to Supplier for services provided pursuant to the terms of this Agreement. All such bills shall contain reasonable detail and shall be due thirty (30) days after receipt. The failure of Ralcorp to pay any bill within thirty (30) days of receipt shall result in Ralcorp owing Supplier an additional handling charge equal to 1% per month of the amount due from the date due to the payment date.

     8. Term. It is intended that the Services be provided by Supplier as a temporary accommodation to Ralcorp. Supplier shall provide the Services for a period beginning at the commencement of the term of this Agreement. In no event, however, shall Supplier be obligated to provide any Services identified pursuant to Part II of this Agreement beyond ninety (90) days from the Closing Date.

     9. Other Provisions. Section 1 and Sections 21 through 32 of Part I of this Agreement shall be incorporated by reference to this Part II. The remaining terms of Part I shall in no way govern nor otherwise be applicable to the services provided pursuant to this Part II.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


RALCORP HOLDINGS, INC.       NEW RALCORP HOLDINGS, INC.

By                           By
   -----------------------      ----------------------

Title                        Title
     -----------------------      ----------------------

                                   SCHEDULE 1


  A.   Supplier's Plant location for each Product to be produced (designate by
       product): Battle Creek - RICE CHEX,   Lancaster, Ohio - COOKIE CRISP,
       Sparks, NV - COOKIE CRISP. The parties agree that Supplier's Plant location at Sparks, NV shall be utilized for the production of COOKIE CRISP only to the extent that Supplier's Plant location at Lancaster, Ohio is unable to produce sufficient quantities of COOKIE CRISP in accordance with the terms of this Agreement. Notwithstanding the foregoing, Supplier shall have the right to utilize its Plant location at Sparks, NV for the production of COOKIE CRISP notwithstanding the fact that Supplier's Plant location at Lancaster, Ohio is able to produce sufficient quantities of COOKIE CRISP if Supplier pays Ralcorp an amount equal to the freight cost that would be incurred if such COOKIE CRISP were shipped from Sparks, NV to Lancaster, Ohio.

       The respective Products may not be manufactured or packaged at any other location without Ralcorp's prior written consent.

  B.   "Products" - Products produced shall be as follows:

       RICE CHEX 14/12 oz.
       RICE CHEX 14/17.5 oz.
       COOKIE CRISP 12/11 oz.
       COOKIE CRISP 4/35 oz.

  C. "Capacity Warranty". (a) Supplier hereby covenants that, throughout the term of this Agreement, Supplier shall have the capacity to produce 8,400 cwt. of RICE CHEX on a monthly basis (the "RICE CHEX Production Commitment"). Notwithstanding the foregoing:

       (i)  Supplier shall have the right to reduce or terminate the RICE
            CHEX Production Commitment (a "Supplier Termination") at any time after the date that is one year after the commencement of the term of this Agreement. Such termination shall become effective on the date that is sixty (60) days after the first day of the month immediately following the month in which Supplier provides notice to Ralcorp of such termination, which notice may be provided to Ralcorp prior to the date that is one year after the commencement of the term of this Agreement. Ralcorp and Supplier agree that any such termination shall become effective not earlier than the date that is one (1) year after the commencement of the term of this Agreement.

     (ii)  Ralcorp shall have the right to terminate the RICE CHEX
           Production Commitment (a "Ralcorp Termination") at any time during the term of this Agreement. Such termination shall become effective on the date that is sixty (60) days after the first day of the month immediately following the month in which Ralcorp provides notice to Supplier of such termination. (The period commencing on the first date of the term of this Agreement and ending upon the earlier of the expiration of the term of this Agreement or any Supplier Termination or Ralcorp Termination, shall be referred to herein as the "RICE CHEX Commitment Period.")

     (iii) In the event that the repair costs necessary to remedy the effects of a Casualty upon the operations of Supplier's Plant location at Battle Creek, Michigan exceed $250,000, Supplier shall have the right to immediately terminate the RICE CHEX Production Commitment (in which case the RICE CHEX Commitment Period will similarly terminate) unless Ralcorp agrees, within 5 business days after notification by Supplier of the amount of such repair costs, to pay Supplier an amount equal to the excess of such repair costs over $250,000.

      (b) Supplier hereby covenants (the "COOKIE CRISP Production Commitment") that, throughout the term of this Agreement, Supplier shall have the capacity to produce 120,000 cwt. of COOKIE CRISP on an annual basis and 10,000 cwt of COOKIE CRISP on a monthly basis; provided, however, that Supplier shall not be required to have the capacity to produce more than 15,000 cwt. of COOKIE CRISP in any 30-day period or more than 3,500 cwt. in any 7-day period. Notwithstanding the foregoing, Ralcorp shall have the right to terminate the COOKIE CRISP Production Commitment at any time after the date that is fourteen (14) months after the commencement of the term of this Agreement. Such termination shall become effective on the date that is sixty (60) days after the first day of the month immediately following the month in which Ralcorp provides notice to Supplier of such termination, which notice may be provided to

        Supplier prior to the date that is fourteen (14) months after the commencement of the term of this Agreement. Ralcorp and Supplier agree that any such termination shall become effective not earlier than the date that is fourteen (14) months after the commencement of the term of this Agreement. (The period commencing on the first date of the term of this Agreement and ending upon the earlier of the expiration of the term of this Agreement or any termination of the COOKIE CRISP Production Commitment by Ralcorp, shall be referred to herein as the "COOKIE CRISP Commitment Period.")

   D. Securing Materials, Coupons and Premiums. Ralcorp shall provide all cartons and containers for RICE CHEX production and all COOKIE CRISP production. A packaging shrink allowance of 4% will be allowed during production runs at the Supplier with this shrink being reconciled on an annual basis. Ralcorp will also supply the ingredient "rice" for Rice Chex production. Supplier will provide all other ingredients for the production of Rice Chex and all ingredients for COOKIE CRISP pursuant to the payment terms as described in Section 11A. Yield loss will be as outlined in Schedule 1E. Notwithstanding the foregoing, each of Ralcorp and Supplier may provide such Materials for RICE CHEX production and COOKIE CRISP production as the parties shall mutually agree. In the event that Supplier exceeds the maximum yield losses set forth in Schedule 1E with respect to Materials provided by Ralcorp, Supplier shall pay to Ralcorp an amount equal to the cost of such excess Materials utilized in connection with Supplier's exceeding such maximum yield losses. Ralcorp shall provide and deliver to Supplier all coupons and premiums Ralcorp wishes to include in RICE CHEX or COOKIE CRISP. Any reasonable costs actually incurred by Supplier in connection with any coupon or premium drops requested by Ralcorp shall be paid by Ralcorp in accordance with terms as the parties shall mutually agree, and the maximum allowed yield losses relating to any such coupon or premium drops shall be determined in accordance with terms as the parties shall mutually agree.

   E.   Loss of Yield.   Supplier shall be allowed a maximum yield loss on
        COOKIE CRISP of 30% and on RICE CHEX of 28%. Reconciliations of yield loss costs will be done on an annual basis with the reconciliation
        being done on the average yield loss for the 12 month period.   Yield
        losses will be calculated consistent with Supplier's current methods from the CPST inventory accounting system.

   F. Storage and Disposal. Supplier shall provide suitable storage and warehousing space and disposal services for Materials, and the parties agree that the cost of such storage, warehousing and disposal are reflected in the rates set forth in Section 11 of this Agreement; provided, however, that Ralcorp shall pay Supplier an amount equal to all reasonable costs actually incurred by Supplier in connection with the storage, warehousing and disposal of Materials by Supplier which storage, warehousing and disposal require the utilization of facilities, services or other resources outside the normal course of business of Supplier. Ralcorp shall promptly provide Supplier with instructions with respect to the disposition of unusable Materials.

   G. Schedule(s). Firm schedules specifying Supplier's requirements for production, packaging, labeling and shipping of Products hereunder for each Ralcorp fiscal month this Agreement is in effect shall be delivered to Supplier by the tenth (10th) workday of the immediately preceding Ralcorp fiscal month in which Ralcorp desires Supplier to pack and ship such Products along with a tentative schedule for the immediately succeeding two (2) fiscal months. The firm schedule(s) may only be modified as mutually agreed, provided, however, that the tentative schedule may be modified by Ralcorp for any reason without Ralcorp incurring any obligation to Supplier therefor.

     H. Shipping Instructions. Supplier shall comply with Ralcorp's written shipping instructions. All Products shall be shipped, with advance approval of Ralcorp, in vehicles suitable for transportation of food and otherwise in compliance with all Laws including, without limitation, Department of Transportation regulations. It is understood that warehouse space for finished product is not to be supplied by the Supplier; provided, however, that Supplier shall provide normal loading and on-site holding services during standard operating time periods with respect to Products to be shipped in accordance with the terms of this Agreement.

                                   SCHEDULE 2

Data Processing

      -  Sales
           -  Order Processing
           -  Invoicing
           -  Accounts Receivable
           -  Associated General Ledger

      -  Cincinnati Plant
           -  Payroll
           -  Inventory
           -  Raw Material
           -  Finished Product
           -  Maintenance Storeroom
           -  Disbursements
           -  Fixed Assets
           -  Process Control
           -  Quality Control
           -  Associated General Ledger

Finished Product Distribution

      -  Finished Product Storage and Handling

Services Related to Raw Material Supply
      -  Commodities
      -  Other Raw Materials
      -  Packaging Materials